SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXTRACT FROM THE MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON NOVEMBER 9, 2010, DRAWN UP IN SUMMARY FORMAT.

Corporate Registry (NIRE): 33300011595

1.         Date:              November 9, 2010

2.         Time:              02:30 p.m.

3.         Venue:           Av. Brigadeiro Faria Lima, nº 3400 – 20º andar

4.         Attendance:   Benjamin Steinbruch (Chairman), Jacks Rabinovich, Antonio Francisco dos Santos, Fernando Perrone, Yoshiaki Nakano, Gilberto Sayão da Silva and Claudia Maria Sarti (Secretary of the meeting).

6.         Agenda: 6.1 – Appointment of Board of Directors’ member – The Board of Directors (the “Board”) appointed, in compliance with the provisions of article 14, paragraph 4, of the Bylaws, Mr. Alexandre Gonçalves Silva, Brazilian citizen, judicially separated, engineer, holder of Identity Card (RG) 39.565.565-1 and Individual Taxpayers’ ID (CPF) 022.153.817-87, domiciled at Av. Brigadeiro Faria Lima, 3.400, 20º andar, in the city and state of São Paulo, as Board Member, replacing Mr. Dionísio Dias Carneiro Netto, with period of office effective until the holding of the first Shareholders’ Meeting to be held by the Company, when said appointment will be submitted to the approval of the Shareholders’ Meeting. 6.2 – Election of Audit Committee Member – The Board, in accordance with the provisions of article 29 of the Bylaws, unanimously appointed the board members Yoshiaki Nakano, Fernando Perrone and Alexandre Gonçalves Silva as members of the Audit Committee, with period of office effective until April 30, 2011, extendable until the investiture of their successors. Mr. Fernando Perrone was appointed as Chairman of the Audit Committee. Having no further business to be discussed, the meeting was closed and these minutes were drawn up, which were read, agreed and signed by attendees.

This is a free translation of the original minutes filed at the Company’s headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti

Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 19, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.